EXHIBIT 1

 Aetna Real Estate Associates, L.P.
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 P.O. Box 7090
 Troy, MI 48007-7090


 February 28, 2000

 Dear Unitholder:

 By now you should have received materials describing the tender offer by Oak Investors, LLC ("Oak") to purchase up to 1,000,000 limited partnership depositary units ("Units"), or approximately 7.9% of the total Units outstanding of Aetna Real Estate Associates, L.P. (the "Partnership"), at a price of $10.00 per Unit (the "Offer"). Under Oak's Offer, your total proceeds will be reduced by any cash distributions paid by the Partnership after December 15, 1999. Therefore, if you accept the Offer, you will not receive the special distribution that will be paid to investors in the near future resulting from the recent sales of two Partnership properties, in the approximate amount of $2.10 per Unit (see discussion below), or the $0.18 per Unit 1999 fourth quarter distribution which will be paid to Unitholders on or about February 28, 2000.

 The Offer by Oak is in addition to material you may have recently received from CMG Partners, LLC describing an unsolicited partial tender offer, also at $10.00 per Unit, for 4.9% of the Partnership's total outstanding Units. There is no affiliation between the Partnership and either of these tendering parties and the offers were not solicited by the Partnership or its management.

 WHY DOES OAK WANT TO PURCHASE YOUR UNITS? THE ANSWER IS SIMPLE. THEY WANT TO PROFIT FROM THE OWNERSHIP OF YOUR UNITS.

 The reasons that would allow them to profit from the ownership of your Units are straightforward. As discussed below, Oak is attempting to acquire your Units at a significant discount and expects to make substantial profits from the future sale of the Partnership's remaining seven properties, as well as potential cash distributions from operations.

 AFTER CAREFULLY REVIEWING THE OAK OFFER, WE FIRMLY BELIEVE THAT THE OFFER IS INADEQUATE AND DOES NOT REFLECT THE UNDERLYING VALUE OF YOUR UNITS. THEREFORE, IT IS NOT IN YOUR BEST INTEREST TO ACCEPT THE OFFER. WE RECOMMEND THAT YOU REJECT THE OAK OFFER AND NOT SIGN THE ASSIGNMENT FORM SENT TO YOU.

 In evaluating the Offer, you should consider, among other things, the following factors:

 o MARKETING AND SALE OF THE PARTNERSHIP'S PROPERTIES. As discussed in the Partnership's investor correspondence, the General Partners have commenced a plan to market and sell the Partnership's remaining properties. To date, seven of the Partnership's 14 properties have been sold. Four properties were sold during 1999, and Unitholders received two special distributions totaling $3.14 per Unit in 1999. In addition, we are pleased to announce that two other properties, Windmont Apartments and Lincoln Square Apartments, have been sold since the beginning of this year. The properties were sold for net sales proceeds of approximately $10.1 million and $17.8 million, respectively. AS A RESULT OF THESE TWO SALES, A SPECIAL CASH DISTRIBUTION, IN THE APPROXIMATE AMOUNT OF $2.10 PER UNIT, WILL BE PAID TO UNITHOLDERS IN MARCH 2000. UNITHOLDERS WHO SELL THEIR UNITS TO OAK WILL NOT RECEIVE THIS DISTRIBUTION.

           With respect to the Partnership's remaining properties, the General Partners are actively marketing Oakland Pointe Shopping Center for sale and intend to begin marketing at least four of the remaining seven properties this year.

 o THE RIGHT TO ANY FUTURE CASH DISTRIBUTIONS WILL BE LOST. To date, Unitholders who have owned their Units since the inception of the Partnership have received total cash distributions of approximately $15.74 per original $20 Unit. Unitholders who sell their Units to Oak will lose their right to future distributions from cash flow, as well as distributions from any future sales of the properties, including the special distribution of approximately $2.10 per Unit that will be paid in the near future as a result of the sale of the Windmont and Lincoln Square properties.

 o ESTIMATED VALUE OF THE PARTNERSHIP'S UNITS IS GREATER THAN THE OFFER. The price of $10.00 per Unit being offered by Oak pursuant to the Offer is approximately 62% of the Partnership's net asset value ("NAV") of $16.21 per Unit as of December 31, 1999. The Partnership's estimate of NAV was based upon the December 31, 1999 independently appraised values of the properties, adjusted for the Partnership's remaining assets and liabilities as of year-end 1999. It should be noted that the NAV is only an estimate of value and the actual amount realizable upon sale may be different.

 o OAK IS MAKING THE OFFER WITH A VIEW OF MAKING A PROFIT. There is a conflict of interest between the desire of Oak to purchase the Units at a low price and Unitholders' desire to sell their Units at a high price.

 Because the personal, tax and financial position of each Unitholder is different, we advise that you consult with your tax and other advisors before making a decision as to whether to accept or reject the Offer.


 IN SUMMARY, WE DO NOT BELIEVE THAT THE OAK OFFER IS IN YOUR BEST INTEREST. WE RECOMMEND THAT YOU DO NOT TENDER ANY UNITS AND DO NOT SIGN THE ASSIGNMENT FORM SENT TO YOU BY OAK.

 We will, of course, keep you informed of significant events concerning the Partnership. If you have any questions, please call Partnership Investor Services at (617) 342-4225 or the Partnership's administrative agent at
 (248) 637-7900

 Very truly yours,

 /s/ Mark J. Marcucci                       /s/ Daniel R. Leary

 Mark J. Marcucci                           Daniel R. Leary
 President                                  President
 AREA GP Corporation                        Aetna/AREA Corporation